EXHIBIT 99.1

News Release

Rosetta Announces $1.75 Million Debt Financing and

Potential $1.25 Million Licensing Transaction

PHILADELPHIA and REHOVOT, Israel (January 27, 2012) – Rosetta Genomics, Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced it has sold an aggregate of $1.75 million in senior secured debentures in a private placement transaction with an accredited investor, and Rosetta has also agreed to negotiate in good faith a definitive license agreement with a designee of the holders of the debentures for an additional $1.25 million.

The debentures have a maturity date of January 26, 2013 and accrue interest at a rate of 10% per annum, payable semi-annually. An aggregate of $300,000 in principal amount of the debentures may be converted into Rosetta’s ordinary shares at a conversion price of $0.0944 per share. The debentures are secured by a security interest in all current and future assets of Rosetta and any current or future subsidiary.

Pursuant to the terms of the transaction, Rosetta has also agreed to negotiate in good faith a definitive license agreement with a designee of the holders of the debentures. Under the terms of such a license agreement, the licensee would pay a one-time license fee of $1.25 million and receive a fully-paid, worldwide, exclusive license to all current and future issued patents, patent applications, patent filings, know how, data, other intellectual property, license and contract rights owned or controlled by Rosetta or any current or future subsidiary and all of Rosetta’s rights under certain license agreements. The license would cover all predictive, diagnostic, prognostic and theranostic uses and applications relating to cancer with the use of any body fluid. The license would exclude Rosetta’s current tests: miRview™ mets, miRview™ mets², miRview™ squamous, miRview™ meso and miRview™ lung. In the event that a definitive license agreement is not executed by February 29, 2012, or such later date as Rosetta and the licensee may agree upon, the interest rate on the debentures would increase to 18% per annum.

Aegis Capital Corp. acted as sole placement agent for the financing.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities of Rosetta. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws.

 About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the expected execution of a definitive license agreement with a designee of a holders of the debentures constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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